

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2024

Khairul Azmi Bin Ismaon
Chief Executive Officer
EVe Mobility Acquisition Corp
4001 Kennett Pike
Suite 302
Wilmington, DE 19807

> **Re: EVe Mobility Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 25, 2024**
> **File No. 001-41167**

Dear Khairul Azmi Bin Ismaon:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note that you are seeking to extend your termination date to June 17, 2025, a date which is approximately 42 months from your initial public offering. We also note that you are listed on the NYSE American and that Section 119 of the NYSE American LLC Company Guide requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline to June 17, 2025, does not comply with this rule, or advise, and revise to disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from the NYSE American, and the consequences of any such suspension or delisting. Further, we note that, in your 8-K filed April 19, 2024, you disclose that you have received notice that you are not in compliance with the continued listing standard of NYSE American because you failed to timely file your 10-K. Please disclose this and the risk associated with your failure to comply with Section 1007 of the

NYSE American Company Guide.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrew M. Tucker, Esq.